                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS FILED PURSUANT TO 13d-2(a)

                        Health Systems Design Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    421964107
                    -----------------------------------------
                                 (CUSIP Number)

                                Peter A. Altabef
                            Perot Systems Corporation
                            12404 Park Central Drive
                            Dallas, Texas 75380-9022
                                 (972) 340-5000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 18, 2000
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 pages)

----------
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 421964107                                            PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

        Perot Systems Corporation
        I.R.S. No. 752230700

--------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a)[ ]
                                                                                                  (b)[ ]

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3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)     [ ]

        Not applicable.
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
    NUMBER OF
      SHARES                  3,884,834
                      ----------------------------------------------------------------------------------
   BENEFICIALLY       8       SHARED VOTING POWER
     OWNED BY
       EACH
                      ----------------------------------------------------------------------------------
    REPORTING         9       SOLE DISPOSITIVE POWER
      PERSON
       WITH
                      ----------------------------------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,884,834
--------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                     [ ]
--------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        57.4%
--------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------------------------------

CUSIP NO. 421964107                  13 D                      PAGE 3 OF 8 PAGES


ITEM 1. SECURITY AND ISSUER

     The class of securities to which this statement relates is the common stock, $.001 par value per share (the "Common Stock"), of Health Systems Design Corporation, a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 1111 Broadway, Suite 1800, Oakland, California 94607.

ITEM 2. IDENTITY AND BACKGROUND

     (a)-(c) and (f) This statement is filed on behalf of the reporting person, Perot Systems Corporation ("Perot Systems"), a Delaware corporation, whose principal business and executive offices are located at 12404 Park Central Drive, Dallas, Texas 75380-9022. Perot Systems is a worldwide provider of information technology services and business solutions. The following information is provided with respect to all executive officers, directors and controlling persons of Perot Systems, all of whom are citizens of or domiciled in the United States, except that Carl Hahn is a citizen of and is domiciled in Germany:

                       PRINCIPAL                                 BUSINESS             POSITION WITH
      NAME             OCCUPATION         EMPLOYER               ADDRESS             REPORTING PERSON
      ----             ----------         --------               --------            ----------------

Ross Perot            Chairman of       Perot Systems       12404 Park Central Dr.   Director
                      the Board                             Dallas, TX 75380-9022

Ross Perot, Jr.       President and     Perot Systems       12404 Park Central Dr.   President, Chief
                      Chief Executive                       Dallas, TX 75380-9022    Executive Officer
                      Officer                                                        and Director

Steve Blasnik         President         Perot               12404 Park Central Dr.   Director
                                        Investments, Inc.   Dallas, TX 75380-9022

William K. Gayden     President         Merit Energy        12404 Park Central Dr.   Director
                                        Company             Dallas, TX 75380-9022

Carl Hahn             Private Investor  N/A                 12404 Park Central Dr.   Director
                                                            Dallas, TX 75380-9022

James Champy          Chairman -        Perot Systems       12404 Park Central Dr.   Chairman
                      Perot Systems                         Dallas, TX 75380-9022    (Consulting
                      Consulting                                                     Practice) and
                      Practice                                                       Director

Peter Altabef         General Counsel,  Perot Systems       12404 Park Central Dr.   General Counsel,
                      Vice President                        Dallas, TX 75380-9022    Vice President and
                      and Secretary                                                  Secretary

Russell Freeman       Chief Financial   Perot Systems       12404 Park Central Dr.   Chief Financial
                      Officer                               Dallas, TX 75380-9022    Officer

Joseph E. Boyd        Vice President    Perot Systems       12404 Park Central Dr.   Vice President
                                                            Dallas, TX 75380-9022

Don Drobny            Vice President    Perot Systems       12404 Park Central Dr.   Vice President
                                                            Dallas, TX 75380-9022

Ken Scott             Vice President    Perot Systems       12404 Park Central Dr.   Vice President
                                                            Dallas, TX 75380-9022

John King             Vice President    Perot Systems       12404 Park Central Dr.   Vice President
                                                            Dallas, TX 75380-9022

CUSIP NO. 421964107                  13 D                      PAGE 4 OF 8 PAGES


     (d) None.

     (e) None.

THE FOLLOWING ITEMS 3 THROUGH 6 ARE PROVIDED AS TO THE REPORTING PERSON AND ALL ENUMERATED PERSONS SET FORTH ABOVE.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Perot Systems intends to use its working capital to fund the merger consideration payable upon consummation of the Merger (as defined in Item 4 below).

ITEM 4. PURPOSE OF TRANSACTION

         On October 18, 2000, Perot Systems, PSC Health Care, Inc., a Delaware corporation and wholly-owned subsidiary of Perot Systems ("Newco"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Newco will merge with and into the Issuer (the "Merger"). In connection with the execution of the Merger Agreement, each of Richard Auger, J. Matthew Mackowski and Catherine C. Roth entered into a Voting Agreement dated October 18, 2000 for the benefit of Perot Systems whereby each of such persons agreed to vote shares of the Issuer's Common Stock held by them in favor of the Merger, and appointed Perot Systems as proxy for purposes of voting on the Merger and certain related matters. Each of the stockholders executing the Voting Agreement retained the right to vote the shares of Common Stock on other matters, and agreed not to sell, transfer, pledge or otherwise dispose of any shares of Common Stock or any interest therein unless the transferee agrees to be bound by the terms of the Voting Agreement. The Voting Agreements cover an aggregate of 3,884,834 shares of the Issuer's Common Stock, representing 57.4% of the outstanding shares of Common Stock.

     (a)-(b) Pursuant to the Merger Agreement, Newco will merge with and into the Issuer and each outstanding share of the Common Stock (except shares of Common Stock held by the Issuer or its wholly-owned subsidiaries, Perot Systems or its subsidiaries and by stockholders who exercise their dissenters' rights) will automatically be canceled and extinguished and converted into the right to receive $2.00 in cash.

CUSIP NO. 421964107                  13 D                      PAGE 5 OF 8 PAGES


     (d) Pursuant to the Merger Agreement, the directors of Newco immediately prior to the Merger will become the directors of the surviving corporation immediately after the Merger.

     (h) As a consequence of the Merger, the Issuer will cause its Common Stock to be delisted from The Nasdaq National Market.

     (i) As a consequence of the Merger, the Issuer will terminate the registration of its securities pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

          Perot Systems has no plans or proposals which relate to or would result in the occurrence of the events described in Items 4(c), (e)-(g),
     (j).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Perot Systems beneficially owns 3,884,834 shares of the Common Stock, which represents approximately 57.4% of the outstanding Common Stock.

     (b) Perot Systems has sole voting power on all matters relating to the Merger and certain related matters with respect to the 3,884,834 shares of the Issuer Common Stock it beneficially owns.

     (c)  None.

     (d)  None.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               On October 18, 2000, Perot Systems, Newco, and the Issuer entered into the Merger Agreement, pursuant to which Newco will merge with and into the Issuer. In connection with the execution of the Merger Agreement, each of Richard Auger, J. Matthew Mackowski and Catherine C. Roth entered into a Voting Agreement dated October 18, 2000 for the benefit of Perot Systems whereby each of such persons agreed to vote shares of the Issuer's Common Stock held by them in favor of the Merger, and appointed Perot Systems as proxy for purposes of voting on the Merger and certain related matters. Each of the stockholders executing the Voting Agreement retained the right to vote the shares of Common Stock on other matters, and agreed not to sell, transfer, pledge or otherwise dispose of any shares of Common Stock or any interest therein unless the transferee agrees to be bound by the terms of the Voting Agreement. The Voting Agreements cover an aggregate of 3,884,834 shares of the Issuer's Common Stock, representing 57.4% of the outstanding shares of Common Stock.

CUSIP NO. 421964107                  13 D                      PAGE 6 OF 8 PAGES


               Attached as Exhibits 99(a)-(c) to this Schedule 13D are copies of the Voting Agreements dated October 18, 2000, in favor of Perot Systems by each of Richard Auger, J. Matthew Mackowski and Catherine C. Roth.

               Attached as Exhibit 99(d) to this Schedule 13D is a copy of the Agreement and Plan of Merger dated October 18, 2000, by and between Perot Systems, Newco and the Issuer, pursuant to which the Issuer will become a wholly-owned subsidiary of Perot Systems.

               To the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     (a) Voting Agreement dated October 18, 2000, in favor of Perot Systems by Richard Auger.

     (b)  Voting Agreement dated October 18, 2000, in favor of Perot Systems by
          J. Matthew Mackowski.

     (c) Voting Agreement dated October 18, 2000, in favor of Perot Systems by Catherine C. Roth.

     (d) Agreement and Plan of Merger dated October 18, 2000 by and between Perot Systems, Newco and the Issuer.

CUSIP NO. 421964107                  13 D                      PAGE 7 OF 8 PAGES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of October 27, 2000         PEROT SYSTEMS CORPORATION


                                     By:    /s/ PETER A. ALTABEF
                                            ------------------------------
                                     Name:  Peter A. Altabef
                                            ------------------------------
                                     Title:  Vice President, Secretary and
                                             General Counsel
                                             -----------------------------

CUSIP NO. 421964107                  13 D                      PAGE 8 OF 8 PAGES


                               INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------


 99(a)            Voting Agreement dated October 18, 2000, in favor of Perot
                  Systems by Richard Auger.

 99(b)            Voting Agreement dated October 18, 2000, in favor of Perot
                  Systems by J. Matthew Mackowski.

 99(c)            Voting Agreement dated October 18, 2000, in favor of Perot
                  Systems by Catherine C. Roth.

 99(d) Agreement and Plan of Merger dated October 18, 2000 by and between Perot Systems, Newco, and the Issuer.